Exhibit 99.1

NEW PACIFIC ANNOUNCES 2025 AGM RESULTS

VANCOUVER, BC, Nov. 28, 2025 /CNW/ - New Pacific Metals Corp. ("New Pacific" or the "Company") (TSX: NUAG) (NYSE American: NEWP) today reported that all matters submitted for approval at New Pacific's annual meeting of shareholders ("AGM") held today as set out in the Company's Notice of Meeting and Management Information Circular, both dated October 24, 2025, were approved by the requisite majority of votes cast at  the AGM.  A total of 144,270,137 common shares, representing 78.53% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.

The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dickson Hall	135,140,930	99.85%	200,833	0.15%
Martin Wafforn	134,236,324	99.18%	1,105,439	0.82%
Maria Tang	135,067,624	99.80%	274,139	0.20%
Jalen Yuan	135,174,921	99.88%	166,842	0.12%
Paul Simpson	130,632,805	96.52%	4,708,958	3.48%
Myles Gao	135,201,511	99.90%	140,252	0.10%

Shareholders also approved the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov and on the Company's website at www.newpacificmetals.com.

About New Pacific Metals
New Pacific is a Canadian exploration and development company with precious metal projects in Bolivia, including the Company's flagship project, the Silver Sand Silver Project, the Company's recently discovered Carangas Silver-Gold Project and the Company's third project, the Silverstrike Silver-Gold Project.

On behalf of New Pacific Metals Corp.
Jalen Yuan
CEO and Director

For Further Information

New Pacific Metals Corp.
Phone: (604) 633-1368 Ext. 223
U.S. & Canada toll-free: 1-877-631-0593
E-mail: invest@newpacificmetals.com

For additional information and to receive company news by e-mail, please register using New Pacific's website at www.newpacificmetals.com.

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SOURCE New Pacific Metals Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/November2025/28/c1673.html

%CIK: 0001369085

CO: New Pacific Metals Corp.

CNW 19:13e 28-NOV-25